

October 21, 2024

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
26A Ann Siang Road
#03-00
Singapore 069706

      Re: BeLive Holdings
          Amendment No. 3 to Registration Statement on Form F-1
          Filed October 3, 2024
          File No. 333-280739

Dear Kenneth Teck Chuan Tan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 3, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six Months Ended June 30, 2023 and 2024, page 40

1.   Revise your disclosures to clarify the underlying reasons for the decrease in customers and revenue recognized during the period for each of your revenue streams. Describe the specific factors that led to the decrease in demand for your solutions and disclose any trends that are reasonably likely to have a material impact on future revenues. Refer to Item 303(b) and Item 303(b)(2)(ii) of Regulation S-K.

Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2024
Notes to Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2024
2. Summary of Significant Accounting Policies, page F-76

2.   We note that you have had net losses and operating cash outflows for each period presented. Further, your working capital deficit is S$ 277,947 as of June 30, 2024. Tell us how you considered whether there are uncertainties that may cast significant doubt upon your ability to continue as a going concern and what consideration you gave to disclosing these uncertainties. Refer to paragraphs 25 and 26 of IAS 1.

12. Trade and Other Receivables, page F-84

3.   Revise your disclosure to clarify the nature of the "Other Receivables" balance, including whether it is related to revenue generating activities or other activities. Clarify the parties from whom the balance is due, the repayment terms, and the source of repayment. Also, clarify if any amounts are past due and what consideration you gave to providing an allowance for expected credit loss.

21. Share-based payment, page F-90

4.   Revise your disclosures to clarify how the stock compensation expense relating to the 5,900,000 share options granted in February 2024 is reflected in your financial statements. In this regard, your discussion of changes in expenses for the period on page 40 does not appear to include this expense.

        Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Henry Schlueter